Sara Lee Corporation

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

December 7, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jennifer O’Brien

Re:	Sara Lee Corporation (Commission File No. 001-03344)

Form 10-K for Fiscal Year Ended June 27, 2009

Filed August 26, 2009

Dear Jennifer:

This is to confirm that Sara Lee Corporation, a Maryland corporation, is in receipt of the letter dated November 30, 2009 containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the filing of Sara Lee listed above. Pursuant to our conversation, Sara Lee plans to submit a written response to the staff’s comments no later than January 15, 2010.

If you have any questions regarding this matter or desire additional information, please feel free to contact me at (630) 598-7720 or via email at tom.shilen@saralee.com.

Very truly yours,

/s/ Thomas S. Shilen, Jr.
Senior Vice President and Corporate Controller

Cc:	Helen Kaminski, Assistant General Counsel, Corporate & Securities

Marcel H.M. Smits, Executive Vice President and Chief Financial Officer